
02019395

3/18/2002

RECD S.E.C.
MAR 7 2002
526

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-20153

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2000 (MM/DD/YY) AND ENDING 9/30/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIRST LINCOLN INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6800 NORMAL BLVD., SUITE A
(No. and Street)

LINCOLN	NEBRASKA	68506
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL J. ROONEY, PRESIDENT — 402-488-8700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KENNETH L. JUILFS, P.C. CPA
(Name — *if individual, state last, first, middle name*)

1919 SOUTH 49TH STREET, SUITE 113	LINCOLN	NEBRASKA	68506
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL J. ROONEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST LINCOLN INVESTMENTS, INC., as of SEPTEMBER 30, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

GENERAL NOTARY-State of Nebraska
JAMES J. POWERS
My Comm. Exp. Oct. 6, 2005

M. J. Rooney
Signature

President
Title

James J. Powers MAR 4, 2002
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST LINCOLN INVESTMENTS, INC.
FINANCIAL STATEMENTS
SEPTEMBER 30, 2001

FIRST LINCOLN INVESTMENTS, INC.
LINCOLN, NEBRASKA

INDEX TO STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2001

KENNETH L. JUILFS, P.C.
CERTIFIED PUBLIC ACCOUNTANT
PLAZA MALL SOUTH
1919 SOUTH 40TH STREET, SUITE 113
LINCOLN, NEBRASKA 68506
(402) 489-6587

AUDITOR'S OPINION

Board of Directors
First Lincoln Investments, Inc.
145 North 46th Suite 1
Lincoln, Nebraska 68503

I have audited the September 30, 2001 statement of financial condition of First Lincoln Investments, Inc. and the related statements of income and retained earnings, cash flows, changes in stockholder's equity and changes in liabilities subordinated to the claims of general creditors for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit. Since the company operates on a fully disclosed basis with a clearing broker and holds no funds or securities, it has not implemented procedures for safeguarding securities.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provided a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Lincoln Investments, Inc. as of September 30, 2001, and the results of its operations, its cash flows, the changes in its stockholder's equity and the changes in its liabilities subordinated to the claims of general creditors for the year then ended in conformity with generally accepted accounting principles.

The information contained in the supplementary schedules regarding aggregate indebtedness, net capital and reserve requirements were subjected to the same auditing procedures and, in my opinion, included all information required to be reported therein. No material inadequacies were found to exist within the company's accounting system.

November 19, 2001

Kenneth L. Juilfs

FIRST LINCOLN INVESTMENTS, INC.
LINCOLN, NEBRASKA

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2001

ASSETS

Cash	$ 20,882
Commissions receivable	25,109
Cash deposits with clearing broker	10,000
Money Market account	2,994
Prepaid expenses	5,888
Investment-NASDAQ	7,200
Equipment at cost, net of accumulated depreciation of $41,432 computed by straight line and accelerated methods	22,010
TOTAL ASSETS	$ 94,083

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payroll tax liabilities	$ 2,469
Commissions payable	13,097
	15,566
Stockholder's Equity:	
Capital stock - authorized 10,000 shares; $1 par value common; issued and outstanding 2,000 shares of which 1,000 are in the treasury	2,000
Additional paid-in capital	79,500
Retained earnings (deficit)	12,017
	93,517
Less treasury stock at cost	15,000
	78,517
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 94,083

The accompanying Notes to Financial Statements are an integral part of these statements.

FIRST LINCOLN INVESTMENTS, INC.
LINCOLN, NEBRASKA

STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED SEPTEMBER 30, 2001

Revenue:	
Commissions from securities transactions	$ 171,008
Commissions from investment company shares transactions and limited partnerships	214,534
Other income	23,743
Total revenues	409,285
General and Administrative Expenses:	
Commissions	185,050
Clearing costs	54,721
Salaries	62,843
Rent (Note 2)	20,044
Telephone and utilities	8,110
Taxes	6,740
Office supplies and printing	6,804
Advertising	3,554
Depreciation	7,230
Dues and subscriptions	6,942
Quotation expense	14,242
Legal and audit	8,923
Insurance	7,965
Postage	3,791
Education and training	4,809
All other expenses	2,721
	404,489
Net income for the year	4,796
Retained earnings October 1, 2000	7,221
Retained earnings September 30, 2001	$ 12,017
Income per share of common stock outstanding	$ 47.96

The accompanying Notes to Financial Statements are an integral part of these statements.

FIRST LINCOLN INVESTMENTS, INC.
LINCOLN, NEBRASKA

STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2001

Cash flow from operations:	
Net Income for the year	$ 4,796
(Increase) in receivables	(1,209)
(Increase) in prepaid expenses	(1,951)
Depreciation not requiring cash	7,230
Increase in payables	910
(Decrease) in commissions payable	(1,528)
Cash flow from operations	8,248
Cash flow (to) financing activities:	
Purchase of stock-NASDAQ	(3,900)
Equipment purchased	(1,849)
Net cash (to) financing	(5,749)
Net cash flow inward	2,499
Cash and cash items at October 1, 2000	31,377
Cash and cash items at September 30, 2001	$ 33,876

The accompanying Notes to Financial Statements are an integral part of these statements.

FIRST LINCOLN INVESTMENTS, INC.
LINCOLN, NEBRASKA

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2001

Stockholder's equity, October 1, 2000	$ 73,721
Net Income for the year	4,796
Stockholder's equity, September 30, 2001	$ 78,517

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2001

Subordinated liabilities at October 1, 2000	$ 0
Subordinated liabilities incurred during the year	0
Subordinated liabilities at September 30, 2001	$ 0

The accompanying Notes to Financial Statements are an integral part of these statements.

LINCOLN, NEBRASKA

SEPTEMBER 30, 2001

COMPUTATIONS OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Aggregate Indebtedness:		
Payables		$ 2,469
Commissions payable		13,097
Total aggregate indebtedness		$ 15,566
Net Capital:		
Credit Items:		
Common stock	$ 2,000	
Retained earnings	12,017	
Additional paid-in capital	79,500	$ 93,517
Debit Items:		
Treasury stock	15,000	
Prepaid expenses	5,888	
Equipment, net of depreciation	22,010	
Investments-NASDAQ	7,200	50,098
Net capital		43,419
Capital Requirements:		
Greater of $5,000 or 6 2/3% of indebtedness		5,000
Net capital in excess of requirements		$ 38,419
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)		$ 41,862
Percentage of aggregated indebtedness to net capital		35.9%

The accompanying Notes to Financial Statements are an integral part of these statements.

FIRST LINCOLN INVESTMENTS, INC.
LINCOLN, NEBRASKA

SEPTEMBER 30, 2001

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

There are no reserve requirements pursuant to Rule 15c3-3 because the company is exempt under Rule 15c3-3(k)(2)(B). It operates as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with clearing brokers and promptly transmits all customer funds and securities to the clearing brokers. The clearing brokers carry all of the accounts of such customers and maintains and preserves the books and records required under Rules 17a-3 and 17a-4.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The company is exempt from the possession and control requirements under Rule 15c3-3(k)(2)(B).

The accompanying Notes to Financial Statements are an integral part of these statements.

FIRST LINCOLN INVESTMENTS, INC.
LINCOLN, NEBRASKA
SEPTEMBER 30, 2001
RECONCILIATION OF NET CAPITAL REQUIREMENTS UNDER RULE 15c-3-1 PURSUANT TO RULE 17a-5(d)(4)

The company's FOCUS report filed as of September 30, 2001 is reconciled to the audit report below for net capital:

	Per FOCUS Report	Per Audit Report
Credit Items:		
Common Stock	$ 2,000	$ 2,000
Retained Earnings	12,017	12,017
Additional paid-in capital	79,500	79,500
	93,517	93,517
Debit Items:		
Treasury stock	15,000	15,000
Prepaid expenses	5,888	5,888
Equipment, net	22,010	22,010
Investments	7,200	7,200
	50,098	50,098
Net capital	$ 43,419	$ 43,419
Capital requirements	$ 5,000	$ 5,000

RECONCILIATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 PURSUANT TO RULE 17a5(d)(4)

Since the company is exempt from a reserve requirement under Rule 15c3-3(k)(2)(B), the audit report contains no such computation of a reserve requirement and the most recent Form X-17A-5 Part IIa contains no such computation of a reserve requirement.

SUPPLEMENTAL REPORT PURSUANT TO RULE 17a-5(d) (4)

Because of the inherent limitations in internal control of a company this size a full system of controls is impracticable. Despite this fact no material inadequacies were found to exist in the company's accounting records.

FIRST LINCOLN INVESTMENTS, INC.
LINCOLN, NEBRASKA
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2001

NOTE 1: Summary of Significant Accounting Policies:

Uncollectable Accounts - Receivables have been stated net of uncollectable accounts. The uncollectable accounts have been written off against income in the year in which they have been determined uncollectable. No accounts were uncollectable during the year.

Depreciation - fixed assets are depreciated over five to seven years using the straight-line and accelerated methods.

NOTE 2: Lease - The company leased its office space under a lease for $1,650 per month over three years ending December 14, 2003, plus the company has an option to renew the lease at that time.

KENNETH L. JUILFS, P.C.
CERTIFIED PUBLIC ACCOUNTANT
PLAZA MALL SOUTH
1919 SOUTH 40TH STREET, SUITE 113
LINCOLN, NEBRASKA 68506
(402) 489-6587

November 19, 2001

Board of Directors
First Lincoln Investments, Inc.
Lincoln, Nebraska

I have audited the financial statements of First Lincoln Investments, Inc. as of September 30, 2001 and have issued my report thereon dated November 19, 2001. As part of my examination, I made a study and evaluation of First Lincoln Investments, Inc. system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion for the financial statements. My study and evaluation was substantially more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of First Lincoln Investments, Inc. is responsible for establishing and maintaining a system of internal control. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system in future periods is subject to risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of First Lincoln Investments, Inc. taken as a whole. My study and evaluation disclosed no condition that I believed to be a material weakness.

This report is intended solely for the use of management and should not be used for any other purposes.

Sincerely,

Kenneth L. Juilfs

continued

KENNETH L. JUILFS, P.C.
Certified Public Accountant
Plaza Mall South
1919 South 40th Street, Suite 113
Lincoln, Nebraska 68506
(402) 489-6587

November 17, 2001

First Lincoln Investments, Inc.
145 North 46th, Suite 1
Lincoln, NE 68503

Pursuant to Rule 17a-5(e)4 of the Securities and Exchange Commission I have examined the annual form SIPC-4 filed for the fiscal year ended December 31, 2000 which is summarized as follows:

Total assessment due for the year	$ 116

The assessment was paid from a credit of $184 available from prior years.

In my opinion the above computations and payments were accurately computed by the company.